Issuer Free Writing Prospectus
Dated September 25, 2014
Filed Pursuant to Rule 433
Registration No. 333-198370

Term Sheet

Dated September 25, 2014

BNC Bancorp

5.5% Fixed-to-Floating Rate Subordinated Notes due October 1, 2024

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	BNC Bancorp (“BNCN” / NASDAQ)

Security Type:	5.5% Fixed-to-Floating Rate Subordinated Notes due October 1, 2024

Legal Format:	SEC Registered

Aggregate Principal Amount:	$60,000,000

Rating:	Unrated

Maturity:	October 1, 2024

Trade Date:	September 25, 2014

Settlement Date (T+3):	September 30, 2014

Interest Rate:	5.5% per annum, from and including September 30, 2014 to but excluding October 1, 2019, payable semi-annually in arrears. From and including October 1, 2019 to but excluding the maturity date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR plus 359 basis points, payable quarterly in arrears.

Price to Public:	100.00%

Interest Payment Dates:	Interest on the notes will be payable on October 1 and April 1 of each year through October 1, 2019, and thereafter January 1, April 1, July 1 and October 1 of each year through the maturity date or early redemption date. The first interest payment will be paid on April 1, 2015.

Day Count Convention:	30 / 360 to but excluding October 1, 2019, and, thereafter, a 360-day year and the number of days actually elapsed

Denominations:	$1,000 denominations and integral multiples of $1,000

Redemption:	The Company may, at its option, beginning with the interest payment date of October 1, 2019 and on any interest payment date thereafter, redeem the Subordinated Notes, in whole or in part at a redemption price equal to 100% of the principal amount of the Subordinated Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. Any partial redemption will be made pro rata among all holders of the Subordinated Notes. The Subordinated Notes are not subject to repayment at the option of the holders. We may also redeem the Subordinated Notes, at our option, in whole, at any time, or in part from time to time, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Subordinated Notes plus any accrued and unpaid interest through, but excluding, the redemption date.

Ranking:	The Subordinated Notes will be unsecured, subordinated and:

•	will rank junior in right of payment and upon our liquidation to our existing and all of our future senior indebtedness (as defined in the Indenture and described under "Description of the Subordinated Notes" in the prospectus supplement);

•	will rank equally in right of payment and upon our liquidation with our existing and all of our future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Subordinated Notes;

•	will rank senior in right of payment and upon liquidation to our existing junior subordinated debentures, as well as any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Subordinated Notes; and

•	will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of the Bank and our other current and future subsidiaries, including without limitation the Bank’s liabilities to depositors in connection with the deposits in the Bank, liabilities to general and trade creditors and liabilities arising during the ordinary course of business or otherwise.

CUSIP:	05566T AA9

Underwriting Discount:	1.5%[1]

Net Proceeds to Issuer (after underwriting discount, but before expenses):	$59,190,000

Use of Proceeds:	BNC Bancorp intends to use the proceeds of the offering to fund the payment of the approximately $27.9 million outstanding balance on a $30.0 million senior unsecured term loan with Synovus Bank. BNC Bancorp also anticipates using the proceeds of the offering to fund the payment of any accrued and unpaid interest and any prepayment fees due under the Synovus Bank term loan, which BNC Bancorp estimates to be approximately $400,000 (as of September 15, 2014). We expect to use the balance of the net proceeds for general corporate purposes, including but not limited to contribution of capital to our subsidiaries, including the Bank, to support organic growth and other opportunistic acquisitions, should additional and appropriate acquisition opportunities arise.

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

(1)	The underwriting discount will be 1.5%, however, the underwriter has agreed that the underwriting discount will be 0.9% on $15,000,000 principal amount of the Subordinated Notes.

The Issuer has filed a registration statement (including a prospectus) on Form S-3 (File No. 333-198370) and a related preliminary prospectus supplement dated September 17, 2014 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll free at 1-866-805-4128.